UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 18, 2015

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

In connection with the announcement in early May 2015 to restructure its global business, McDonald's Corporation (the "Company") changed its reporting segments, effective July 1, 2015, from a geographic focus to segments each of which combines markets with similar characteristics, challenges and opportunities for growth, as follows:

- U.S. - the Company's largest segment, which accounted for more than 40% of the Company's 2014 operating income. This segment did not change as a result of the new reporting structure.

- International Lead Markets - established markets including Australia, Canada, France, Germany and the U.K., which we believe operate within similar economic and competitive dynamics, and offer similar growth opportunities. Collectively, these markets represented about 40% of the Company's 2014 operating income.

- High-Growth Markets - markets we believe have relatively higher restaurant expansion and franchising potential including China, Italy, Korea, Poland, Russia, Spain, Switzerland and the Netherlands. Together, these markets accounted for more than 10% of the Company's 2014 operating income.

- Foundational Markets and Corporate - the remaining markets in the McDonald's system, each of which we believe has the potential to operate under a largely franchised model. Corporate activities will also be reported in this segment.

Management's determination of the Company's new reporting segments was based on its strategic priorities, and the new reporting segments reflect how management now reviews and evaluates operating performance. The new structure seeks to more closely align similar markets to better leverage their collective insights, energy and expertise to deliver a better overall experience for our customers.

Starting with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, the Company's new reporting segments will be presented as described above. The Company will present prior periods in accordance with the change in future quarterly and annual filings.

The Company is issuing this Current Report on Form 8-K in order to provide investors with segment summary financial information and segment historical data that is consistent with its new reporting structure. The schedules in Exhibit 99.1 provide unaudited summary financial information and other data according to the new reporting segments for the previously reported years ended December 31, 2010 through 2014, the previously reported quarters in 2014, and the first two quarters for the year ending December 31, 2015.

This information in no way revises or restates the Company's previously reported consolidated financial statements for any period. It does not change the Company's previously reported total assets, liabilities or shareholders' equity or its reported net income or earnings per share, nor does it reflect any subsequent information or events, other than as required to reflect the change in reporting segments as described above. The updated information should be read in conjunction with our previously filed reports.

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These statements use words such as "believe" and "potential." These forward-looking statements involve a number of risks and uncertainties. Certain factors that could cause actual results to differ materially from our expectations are detailed in the Company's reports filed with the Securities and Exchange Commission, including the information shown under Item 1A, "Risk Factors," in its most recently filed annual report on Form 10-K, as updated by the information shown under Part II, Item 1A, "Risk Factors," in its subsequently filed quarterly reports on Form 10-Q.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   Schedule of Segment Summary Financial Information and Other Data for the years ended December 31, 2010 through 2014 and quarters ended March 31, 2014 through June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 18, 2015

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President – Assistant Controller

Exhibit Index

Exhibit No. 99.1	Schedule of Segment Summary Financial Information and Other Data for the years ended December 31, 2010 through 2014 and quarters ended March 31, 2014 through June 30, 2015.

Exhibit 99.1

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
UNITED STATES
(Unaudited and $ in millions)

			Years Ended December 31		
Summary Operating Results	**2014**	**2013**	**2012**	**2011**	**2010**
Sales by company-operated restaurants	$ 4,351.3	$ 4,512.3	$ 4,530.3	$ 4,432.6	$ 4,229.4
Revenues from franchised restaurants	4,299.7	4,339.0	4,283.4	4,095.6	3,882.2
Total Revenues	**8,651.0**	**8,851.3**	**8,813.7**	**8,528.2**	**8,111.6**
Company-operated Restaurant Margins	756.1	830.4	882.7	913.6	902.1
Franchised Restaurant Margins	3,572.2	3,625.7	3,593.6	3,436.4	3,239.0
G&A	772.3	740.0	781.8	779.1	781.3
Other Operating (Inc)/Exp, net	33.5	(63.2)	(55.9)	(95.3)	(86.7)
Operating Income	**$ 3,522.5**	**$ 3,779.3**	**$ 3,750.4**	**$ 3,666.2**	**$ 3,446.5**
Other Financial Information					
Comparable Sales*	(2.1)%	(0.2)%	3.3%	4.8%	3.8%
Comparable Guest Counts*	(4.1)%	(1.6)%	1.9%	3.3%	5.3%
Franchised Sales*	$31,095.7	$31,344.0	$ 31,062.4	$ 29,739.4	$ 28,166.0
Company-operated Margin %	17.4 %	18.4 %	19.5%	20.6%	21.3%
Franchised Margin %	83.1 %	83.6 %	83.9%	83.9%	83.4%
Operating Income % Change	(7)%	1 %	2%	6%	7%
Operating Income % Change, excl. currency translation*	(7)%	1 %	2%	6%	7%
Systemwide Restaurants:					
Conventional Franchised	12,836	12,739	12,605	12,546	12,477
Developmental Licensed	—	—	—	—	—
Foreign Affiliated	—	—	—	—	—
Total Franchised	12,836	12,739	12,605	12,546	12,477
Company-operated	1,514	1,539	1,552	1,552	1,550
Systemwide Restaurants	**14,350**	**14,278**	**14,157**	**14,098**	**14,027**
Total Assets	$11,872.1	$11,711.8	$ 11,431.6	$ 10,865.5	$ 10,467.7
Total Capital Expenditures	736.1	875.5	1,065.0	786.5	530.5
Total Depreciation and Amortization	512.2	503.6	477.1	446.0	433.0

* Represents a non-GAAP financial measure as used throughout the schedules included in Exhibit 99.1. The definitions that apply to these measures are provided at the end of this exhibit.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
UNITED STATES
(Unaudited and $ in millions)

		Three Months Ended		
Summary Operating Results	**March 31, 2014**	**June 30, 2014**	**September 30, 2014**	**December 31, 2014**
Sales by company-operated restaurants	$ 1,040.9	$ 1,133.4	$ 1,097.3	$ 1,079.7
Revenues from franchised restaurants	1,013.2	1,115.6	1,104.8	1,066.1
Total Revenues	**2,054.1**	**2,249.0**	**2,202.1**	**2,145.8**
Company-operated Restaurant Margins	180.1	207.9	182.9	185.2
Franchised Restaurant Margins	836.1	934.4	921.3	880.4
Operating Income	**$ 820.8**	**$ 980.5**	**$ 914.4**	**$ 806.8**
Other Financial Information				
Comparable Sales	(1.7)%	(1.5)%	(3.3)%	(1.7)%
Franchised Sales	$ 7,338.1	$ 8,058.3	$ 7,975.1	$ 7,724.2
Company-operated Margin %	17.3 %	18.3 %	16.7 %	17.2 %
Franchised Margin %	82.5 %	83.8 %	83.4 %	82.6 %
Operating Income % Change	(3)%	1 %	(10)%	(15)%
Operating Income % Change, excl. currency translation	(3)%	1 %	(10)%	(15)%
Systemwide Restaurants:				
Conventional Franchised	12,722	12,757	12,795	12,836
Developmental Licensed	—	—	—	—
Foreign Affiliated	—	—	—	—
Total Franchised	12,722	12,757	12,795	12,836
Company-operated	1,539	1,533	1,532	1,514
Systemwide Restaurants	**14,261**	**14,290**	**14,327**	**14,350**

MCDONALD'S CORPORATION

SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA

UNITED STATES

(Unaudited and $ in millions)

	Three Months Ended	
Summary Operating Results	**March 31, 2015**	**June 30, 2015**
Sales by company-operated restaurants	$ 990.2	$ 1,074.2
Revenues from franchised restaurants	987.9	1,100.0
Total Revenues	**1,978.1**	**2,174.2**
Company-operated Restaurant Margins	151.1	177.2
Franchised Restaurant Margins	803.5	911.6
Operating Income	**$ 731.8**	**$ 925.8**
Other Financial Information		
Comparable Sales	(2.6)%	(2.0)%
Franchised Sales	$ 7,247.4	$ 8,002.4
Company-operated Margin %	15.3 %	16.5 %
Franchised Margin %	81.3 %	82.9 %
Operating Income % Change	(11)%	(6)%
Operating Income % Change, excl. currency translation	(11)%	(6)%
Systemwide Restaurants:		
Conventional Franchised	12,840	12,867
Developmental Licensed	—	—
Foreign Affiliated	—	—
Total Franchised	12,840	12,867
Company-operated	1,499	1,451
Systemwide Restaurants	**14,339**	**14,318**

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL LEAD MARKETS
(Unaudited and $ in millions)

	Years Ended December 31				
Summary Operating Results	**2014**	**2013**	**2012**	**2011**	**2010**
Sales by company-operated restaurants	$ 5,443.0	$ 5,512.3	$ 5,653.7	$ 5,739.5	$ 5,127.0
Revenues from franchised restaurants	3,101.5	3,023.0	2,914.7	2,871.5	2,501.2
Total Revenues	**8,544.5**	**8,535.3**	**8,568.4**	**8,611.0**	**7,628.2**
Company-operated Restaurant Margins	1,080.3	1,078.1	1,098.2	1,131.0	1,050.8
Franchised Restaurant Margins	2,485.8	2,429.8	2,354.1	2,327.7	2,013.8
G&A	621.2	586.2	610.5	599.5	574.7
Other Operating (Inc)/Exp, net	(89.6)	(107.1)	(66.1)	(49.7)	(48.9)
Operating Income	**$ 3,034.5**	**$ 3,028.8**	**$ 2,907.9**	**$ 2,908.9**	**$ 2,538.8**
Other Financial Information					
Comparable Sales	0.8 %	0.2 %	3.1%	5.4%	5.0%
Comparable Guest Counts	(1.2)%	(1.1)%	1.4%	3.9%	3.9%
Franchised Sales	$ 17,921.5	$ 17,506.7	$ 17,034.5	$ 16,782.7	$ 14,728.5
Company-operated Margin %	19.8 %	19.6 %	19.4%	19.7%	20.5%
Franchised Margin %	80.1 %	80.4 %	80.8%	81.1%	80.5%
Operating Income % Change	0 %	4 %	0%	15%	7%
Operating Income % Change, excl. currency translation	1 %	5 %	4%	8%	7%
Systemwide Restaurants:					
Conventional Franchised	5,367	5,236	5,055	4,915	4,760
Developmental Licensed	14	14	13	13	12
Foreign Affiliated	—	—	—	—	—
Total Franchised	5,381	5,250	5,068	4,928	4,772
Company-operated	1,336	1,354	1,418	1,459	1,523
Systemwide Restaurants	**6,717**	**6,604**	**6,486**	**6,387**	**6,295**
Total Assets	$ 12,538.4	$ 14,815.5	$ 14,001.9	$ 11,912.4	$ 10,938.8
Total Capital Expenditures	792.1	793.3	844.8	922.1	769.2
Total Depreciation and Amortization	521.2	507.4	495.2	481.3	423.9

The markets included in the McDonald's International Lead Markets segment are Australia, Canada, France, Germany, and the U.K. and the related markets of Ireland, Luxembourg, New Zealand and the Pacific Islands.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL LEAD MARKETS
(Unaudited and $ in millions)

		Three Months Ended		
Summary Operating Results	**March 31, 2014**	**June 30, 2014**	**September 30, 2014**	**December 31, 2014**
Sales by company-operated restaurants	$ 1,299.5	$ 1,402.4	$ 1,405.3	$ 1,335.8
Revenues from franchised restaurants	736.3	788.3	819.0	757.9
Total Revenues	**2,035.8**	**2,190.7**	**2,224.3**	**2,093.7**
Company-operated Restaurant Margins	247.9	276.4	289.9	266.1
Franchised Restaurant Margins	584.2	631.6	661.3	608.7
Operating Income	**$ 703.2**	**$ 765.6**	**$ 830.6**	**$ 735.1**
Other Financial Information				
Comparable Sales	1.5%	0.1%	0.4%	1.3 %
Franchised Sales	$ 4,238.6	$ 4,570.9	$ 4,735.5	$ 4,376.5
Company-operated Margin %	19.1%	19.7%	20.6%	19.9 %
Franchised Margin %	79.3%	80.1%	80.8%	80.3 %
Operating Income % Change	3%	2%	3%	(7)%
Operating Income % Change, excl. currency translation	3%	0%	2%	0 %
Systemwide Restaurants:				
Conventional Franchised	5,237	5,276	5,287	5,367
Developmental Licensed	14	14	14	14
Foreign Affiliated	—	—	—	—
Total Franchised	5,251	5,290	5,301	5,381
Company-operated	1,358	1,343	1,352	1,336
Systemwide Restaurants	**6,609**	**6,633**	**6,653**	**6,717**

MCDONALD'S CORPORATION

SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA

INTERNATIONAL LEAD MARKETS

(Unaudited and $ in millions)

	Three Months Ended	
Summary Operating Results	**March 31, 2015**	**June 30, 2015**
Sales by company-operated restaurants	$ 1,141.1	$ 1,231.8
Revenues from franchised restaurants	649.7	705.1
Total Revenues	**1,790.8**	**1,936.9**
Company-operated Restaurant Margins	217.4	245.7
Franchised Restaurant Margins	511.9	564.4
Operating Income	**$ 583.5**	**$ 688.6**
Other Financial Information		
Comparable Sales	0.9 %	3.8 %
Franchised Sales	$ 3,760.3	$ 4,107.8
Company-operated Margin %	19.1 %	19.9 %
Franchised Margin %	78.8 %	80.0 %
Operating Income % Change	(17)%	(10)%
Operating Income % Change, excl. currency translation	(3)%	7 %
Systemwide Restaurants:		
Conventional Franchised	5,366	5,413
Developmental Licensed	14	14
Foreign Affiliated	—	—
Total Franchised	5,380	5,427
Company-operated	1,333	1,304
Systemwide Restaurants	**6,713**	**6,731**

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
HIGH GROWTH MARKETS
(Unaudited and $ in millions)

			Years Ended December 31		
Summary Operating Results	**2014**	**2013**	**2012**	**2011**	**2010**
Sales by company-operated restaurants	$ 6,071.5	$ 6,321.6	$ 5,950.5	$ 5,600.9	$ 4,610.3
Revenues from franchised restaurants	773.7	721.6	650.0	651.9	551.3
Total Revenues	**6,845.2**	**7,043.2**	**6,600.5**	**6,252.8**	**5,161.6**
Company-operated Restaurant Margins	780.3	1,019.1	1,017.9	999.2	851.9
Franchised Restaurant Margins	554.5	531.1	490.8	495.3	415.2
G&A	388.7	351.3	335.8	327.0	282.0
Other Operating (Inc)/Exp, net	12.2	(51.1)	(54.4)	(6.9)	(12.0)
Operating Income	**$ 933.9**	**$ 1,250.0**	**$ 1,227.3**	**$ 1,174.4**	**$ 997.1**
Other Financial Information					
Comparable Sales	(2.8)%	(0.6)%	2.3%	8.1%	5.1%
Comparable Guest Counts	(2.9)%	(2.2)%	0.2%	6.1%	3.5%
Franchised Sales	$ 4,678.0	$ 4,304.8	$ 3,869.3	$ 3,850.4	$ 3,268.1
Company-operated Margin %	12.9 %	16.1 %	17.1%	17.8%	18.5%
Franchised Margin %	71.7 %	73.6 %	75.5%	76.0%	75.3%
Operating Income % Change	(25)%	2 %	5%	18%	12%
Operating Income % Change, excl. currency translation	(23)%	1 %	10%	11%	12%
Systemwide Restaurants:					
Conventional Franchised	1,503	1,345	1,214	1,110	1,039
Developmental Licensed	411	234	164	87	68
Foreign Affiliated	285	269	240	202	166
Total Franchised	2,199	1,848	1,618	1,399	1,273
Company-operated	2,832	2,791	2,584	2,410	2,242
Systemwide Restaurants	**5,031**	**4,639**	**4,202**	**3,809**	**3,515**
Total Assets	$ 5,866.0	$ 6,335.5	$ 5,739.5	$ 4,928.6	$ 4,482.4
Total Capital Expenditures	804.8	831.1	817.1	701.7	551.1
Total Depreciation and Amortization	387.8	357.3	312.3	291.4	239.1

The markets included in the McDonald's High-Growth Markets segment are China, Italy, Korea, Poland, Russia, Spain, Switzerland, and the Netherlands and the related markets of Hong Kong and Macau.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
HIGH GROWTH MARKETS
(Unaudited and $ in millions)

			Three Months Ended		
Summary Operating Results	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	
Sales by company-operated restaurants	$ 1,556.8	$ 1,639.0	$ 1,526.7	$ 1,349.0	
Revenues from franchised restaurants	187.3	200.7	195.9	189.8	
Total Revenues	**1,744.1**	**1,839.7**	**1,722.6**	**1,538.8**	
Company-operated Restaurant Margins	221.2	253.9	187.1	118.1	
Franchised Restaurant Margins	133.5	145.2	140.1	135.7	
Operating Income	$ **252.5**	$ **308.4**	$ **214.3**	$ **158.7**	
Other Financial Information					
Comparable Sales	2.5 %	1.2%	(9.6)%	(4.2)%	
Franchised Sales	$ 1,132.9	$ 1,204.6	$ 1,208.7	$ 1,131.8	
Company-operated Margin %	14.2 %	15.5%	12.3 %	8.8 %	
Franchised Margin %	71.2 %	72.3%	71.5 %	71.5 %	
Operating Income % Change	(3)%	4%	(44)%	(49)%	
Operating Income % Change, excl. currency translation	(3)%	4%	(42)%	(41)%	
Systemwide Restaurants:					
Conventional Franchised	1,368	1,399	1,433	1,503	
Developmental Licensed	288	316	371	411	
Foreign Affiliated	269	272	278	285	
Total Franchised	1,925	1,987	2,082	2,199	
Company-operated	2,763	2,780	2,781	2,832	
Systemwide Restaurants	**4,688**	**4,767**	**4,863**	**5,031**	

MCDONALD'S CORPORATION

SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA

HIGH GROWTH MARKETS

(Unaudited and $ in millions)

	Three Months Ended	
Summary Operating Results	**March 31, 2015**	**June 30, 2015**
Sales by company-operated restaurants	$ 1,288.1	$ 1,431.5
Revenues from franchised restaurants	168.2	181.4
Total Revenues	**1,456.3**	**1,612.9**
Company-operated Restaurant Margins	139.4	179.7
Franchised Restaurant Margins	116.5	129.0
Operating Income	**$ 123.1**	**$ 218.9**
Other Financial Information		
Comparable Sales	(3.2)%	(1.4)%
Franchised Sales	$ 1,060.8	$ 1,130.5
Company-operated Margin %	10.8 %	12.6 %
Franchised Margin %	69.3 %	71.1 %
Operating Income % Change	(51)%	(29)%
Operating Income % Change, excl. currency translation	(36)%	(14)%
Systemwide Restaurants:		
Conventional Franchised	1,512	1,549
Developmental Licensed	426	429
Foreign Affiliated	269	272
Total Franchised	2,207	2,250
Company-operated	2,868	2,876
Systemwide Restaurants	**5,075**	**5,126**

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
FOUNDATIONAL MARKETS & CORPORATE
(Unaudited and $ in millions)

			Years Ended December 31		
Summary Operating Results	**2014**	**2013**	**2012**	**2011**	**2010**
Sales by company-operated restaurants	$ 2,303.5	$ 2,528.0	$ 2,468.0	$ 2,519.8	$ 2,266.6
Revenues from franchised restaurants	1,097.1	1,147.9	1,116.4	1,094.2	906.6
Total Revenues	**3,400.6**	**3,675.9**	**3,584.4**	**3,614.0**	**3,173.2**
Company-operated Restaurant Margins	264.3	368.0	380.0	411.1	369.0
Franchised Restaurant Margins	962.2	1,020.5	999.0	972.3	795.5
G&A	705.7	708.1	727.1	688.1	695.3
Other Operating (Inc)/Exp, net	62.5	(25.8)	(67.1)	(84.9)	(21.5)
Operating Income	**$ 458.3**	**$ 706.2**	**$ 719.0**	**$ 780.2**	**$ 490.7**

Other Financial Information

Comparable Sales	(0.1)%	1.5 %	3.1 %	6.3%	7.7%
Comparable Guest Counts	(4.8)%	(3.0)%	1.8 %	3.1%	5.7%
Franchised Sales	$15,922.1	$17,095.0	$17,721.1	$ 17,275.5	$ 14,984.3
Company-operated Margin %	11.5 %	14.6 %	15.4 %	16.3%	16.3%
Franchised Margin %	87.7 %	88.9 %	89.5 %	88.9%	87.7%
Operating Income % Change	(35)%	(2)%	(8)%	59%	39%
Operating Income % Change, excl. currency translation	(22)%	7 %	1 %	46%	39%
Systemwide Restaurants:					
Conventional Franchised	1,068	1,035	995	956	1,003
Developmental Licensed	4,803	4,499	4,173	3,829	3,405
Foreign Affiliated	3,257	3,320	3,423	3,417	3,408
Total Franchised	9,128	8,854	8,591	8,202	7,816
Company-operated	1,032	1,054	1,044	1,014	1,084
Systemwide Restaurants	**10,160**	**9,908**	**9,635**	**9,216**	**8,900**
Total Assets	$ 4,004.9	$ 3,763.5	$ 4,213.5	$ 5,283.4	$ 6,086.3
Total Capital Expenditures	250.4	324.8	322.3	319.5	284.7
Total Depreciation and Amortization	223.3	216.8	203.9	196.3	180.2

McDonald's Foundational Markets & Corporate segment includes all remaining non-U.S. markets not included in the Company's International Lead and High-Growth Markets segments and all Corporate-related expenses.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
FOUNDATIONAL MARKETS & CORPORATE
(Unaudited and $ in millions)

					Three Months Ended			
Summary Operating Results		March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
Sales by company-operated restaurants	$	593.3	$	611.1	$	566.9	$	532.2
Revenues from franchised restaurants		273.0		291.2		271.2		261.7
Total Revenues		**866.3**		**902.3**		**838.1**		**793.9**
Company-operated Restaurant Margins		74.2		77.9		61.6		50.6
Franchised Restaurant Margins		238.9		257.0		237.0		229.3
Operating Income	$	**159.5**	$	**134.5**	$	**113.2**	$	**51.1**
Other Financial Information								
Comparable Sales		2.3 %		1.7 %		(4.0)%		(0.1)%
Franchised Sales	$	4,007.1	$	4,100.0	$	4,006.7	$	3,808.3
Company-operated Margin %		12.5 %		12.7 %		10.9 %		9.5 %
Franchised Margin %		87.6 %		88.2 %		87.4 %		87.6 %
Operating Income % Change		(1)%		(27)%		(45)%		(67)%
Operating Income % Change, excl. currency translation		14 %		(18)%		(37)%		(47)%
Systemwide Restaurants:								
Conventional Franchised		1,042		1,049		1,058		1,068
Developmental Licensed		4,531		4,613		4,674		4,803
Foreign Affiliated		3,303		3,298		3,262		3,257
Total Franchised		8,876		8,960		8,994		9,128
Company-operated		1,059		1,033		1,027		1,032
Systemwide Restaurants		**9,935**		**9,993**		**10,021**		**10,160**

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
FOUNDATIONAL MARKETS & CORPORATE
(Unaudited and $ in millions)

	Three Months Ended	
	March 31, 2015	June 30, 2015
Summary Operating Results		
Sales by company-operated restaurants	$ 494.7	$ 523.6
Revenues from franchised restaurants	239.0	250.1
Total Revenues	**733.7**	**773.7**
Company-operated Restaurant Margins	51.9	62.2
Franchised Restaurant Margins	209.3	220.6
Operating Income	**$ (52.9)**	**$ 16.0**
Other Financial Information		
Comparable Sales	(5.3)%	(3.4)%
Franchised Sales	$ 3,280.1	$ 3,374.5
Company-operated Margin %	10.5 %	11.9 %
Franchised Margin %	87.6 %	88.2 %
Operating Income % Change	n/m	(88)%
Operating Income % Change, excl. currency translation	n/m	(62)%
Systemwide Restaurants:		
Conventional Franchised	1,069	1,074
Developmental Licensed	4,821	4,850
Foreign Affiliated	3,239	3,244
Total Franchised	9,129	9,168
Company-operated	1,034	1,025
Systemwide Restaurants	**10,163**	**10,193**

n/m - not meaningful

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT EXHIBIT 99.1

- Information <u>excluding currency translation</u> is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- <u>Comparable sales</u> represent sales at all restaurants and <u>comparable guest counts</u> represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

- <u>Franchised sales</u> include sales at all franchised restaurants. Franchised sales are not recorded as revenues by the Company, but are the basis on which the Company calculates and records franchised revenues and are indicative of the health of the franchisee base.